EXHIBIT 99

May 13, 2002

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Printronix, Inc.

Gentlemen:

          In response to our request of Arthur Andersen LLP (“Andersen”), the auditor for Printronix, Inc., Andersen has represented to Printronix that the audit of its consolidated financial statements as of March 29, 2002 was completed subject to Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Very truly yours,

GEORGE L. HARWOOD Senior Vice President, Finance & IS, Chief Financial Officer (Principal Accounting and Financial Officer)